Exhibit 99.19

VERSES

VERSES Announces Proceeds of CDN $6,778,062 from Warrant and Option Exercises

VANCOUVER, British Columbia, June 12, 2023 -- VERSES AI Inc. (NEO:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence is pleased to announce that it has received an additional CDN $6,778,062 from the exercise of 6,534,385 Class A subordinate voting share purchase warrants and 310,000 stock options. A total of 7,606,734 Class A subordinate voting share purchase warrants, 943,777 broker warrants and 960,000 stock options have been exercised since March 13th, 2023, for total gross proceeds of CDN $9,264,362.

"We are thrilled by the overwhelming response to the warrant issuance, which reaffirms the confidence that investors have in our potential," said VERSES CEO, Gabriel René. "The additional capital will fuel our ambitions and enable us to accelerate our strategic initiatives. We are excited about the opportunities ahead and remain committed to delivering value to our shareholders."

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On Behalf of the Company

Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.ai

Media and Investor Relations Inquiries

Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

Forward-Looking Statements Cautionary Note

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "should," "would" or "occur." This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements relating to the impact of active inference and related research on future AI development and explainable AI models, the impact of active inference research on further advancements in AI and the release date of the whitepaper. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that active Inference will play a significant role in the development of explainable AI models and other milestones In AI and that the Company will be able to finalize and release the whitepaper on Its expected timeline.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, that active inference will not be widely applied in developing explainable AI models, that active inference will not have application to other AI milestones and that the Company will not be able to release the whitepaper on its expected timeline. Although management

of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.